e-KONG

3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com


04045018

BY DHL

20 September 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 3101 0194.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited





Lau Wai Ming Raymond
Legal Counsel
Encls.

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 20 September 2004

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from June to August 2004	July 2004 - September 2004	SEHK (pursuant to Listing Rules)
2.	Notice to SEHK re Board of Directors' Meeting to Approve the 2004 Interim Results	23 August 2004	SEHK (pursuant to Listing Rules)
3.	Register of Directors & Officers	31 August 2004	Bermuda Companies Act
4.	Form D2 – Notification of Changes of Secretary and Directors	1 September 2004	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
5.	Form D2 (Amended) – Notification of Changes of Secretary and Directors	7 September 2004	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
6.	Announcement – Interim Results for the six months ended 30 June 2004	7 September 2004	SEHK (pursuant to Listing Rules)
7.	Letter to SEHK re Written Confirmation of Independence by Independent Non-executive Directors	15 September 2004	SEHK (pursuant to Listing Rules)
8.	Interim Report	Despatched on 20 September 2004	SEHK (pursuant to Listing Rules)

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

8 July 2004

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 June 2004 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Lau Wai Ming Raymond
Company Secretary
Encl.

Acknowledge Receipt by:


HONG KONG EXCHANGES AND CLEARING LIMITED
香港交易及結算所
有限公司
收貨章

Name:

Date:

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 30 June 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited

Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 July 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference Shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ( )	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	151,500	Nil	Nil	4,000 Remark	147,500	Nil
Exercise Price : HK$ 7.60	15,000	Nil	Nil	Nil	15,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark : 4,000 share options lapsed due to the cessation of employment of Siu Po Ying, Irene.

Authorised Signature:



Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

9 August 2004

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 July 2004 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Lau Wai Ming Raymond
Company Secretary
Encl.

Acknowledge Receipt by:


HONG KONG EXCHANGES AND CLEARING LIMITED
香港交易及結算所有限公司

Name:

Date:

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 July 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 9 August 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify :

4. Warrants : please specify :

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date):)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	147,500	Nil	Nil	Nil	147,500	Nil
Exercise Price : HK$ 7.60	15,000	Nil	Nil	Nil	15,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:



Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

RECEIVED
2004 SEP 22 A 10:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY HAND

9 September 2004

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 August 2004 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Lau Wai Ming Raymond
Company Secretary

Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 August 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 9 September 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date):)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	147,500	Nil	Nil	Nil	147,500	Nil
Exercise Price : HK$ 7.60	15,000	Nil	Nil	Nil	15,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY FAX (No. 2537 9351) AND BY HAND

23 August 2004

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Mandy Lam

Dear Sirs

e-Kong Group Limited (the "Company")
Board of Directors' Meeting to Approve the 2004 Interim Results

We write to advise you that the captioned meeting of the Board of Directors of the Company will be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 7 September 2004.

Should you require any further information, please feel free to contact the undersigned on 3101 3042.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Lau Wai Ming Raymond
Company Secretary

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
Kuldeep Saran 18th Floor, Block 47 Baguio Villa 550 Victoria Road Pokfulam Hong Kong	Director	Deputy Chairman
Lau Wai Ming Raymond Flat B, 8th Floor Haven Court Peninsula Village Discovery Bay, Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 F1, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Matthew Brian Rosenberg 140 Cedar Road Kings Park NY 11754 United States of America	Director	
Richard John Siemens Unit 1901, Tower A Queen's Garden 9 Old Peak Road Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	
William Bruce Hicks House No. 2 Henderson Road Jardine's Lookout Hong Kong	Director	

Name and Address	Directors	Offices

Companies Registry
公司註冊處

RECEIVED
2004 SEP 22 A 10:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 MM 月 YYYY 年)	Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

e-KONG Group Limited
3805, Tower II, Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046
Fax : 3101 0194

For Of
請勿填

Your Receipt
Companies Registry
H.K.

01/09/2004	CC574585
CR No. :	F-006726-
Sh. Form :	D2F
13	$20.00
TOTAL(CHQ)	$20.00

Specification No. 2/2004 (Revision) (Feb. 2004)
指明編號 2/2004 (修訂) (2004 年 2 月)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Change of address of director	27	08	2004

Existing Name 現用姓名: MATTHEW BRIAN ROSENBERG

Name／New Name 姓名／新姓名:

Surname 姓氏:

Other names 名字:

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: 140 CEDAR ROAD, KINGS PARK, NY 11754, USA

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
101469843	USA

This Notification includes NIL **Continuation Sheet A and** NIL **Continuation Sheet B.**

本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名: [signature]

(Name 姓名): (LAU WAI MING RAYMOND)

Date 日期: -1 SEP 2004

~~Director~~／ Secretary／ ~~Manager／ Authorized Representative~~ *

董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

AMENDED

Companies Registry
公司註冊處

2004 SEP 22 A 10:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職
☑ New appointment 新委任
☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

*☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Chan	Johnson

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D584607(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
21	08	2001	

Date 日期

* Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
3805, Tower II
Lippo Centre
89 Queensway
Hong Kong

(Tel : 3101 3046)

For C
請勿填

Your Receipt
Companies Registry
H.K.

07/09/2004	CC575764
CR No. :	F-006726-
Sh. Form :	ADF
13	$20.00
TOTAL(CHQ)	$20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
APPOINTMENT OF DIRECTOR	21	08	2001
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
Weir	Shane Frederick

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: Ground Floor, 92 Robinson Road, Midlevels, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K346255(2)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Nationality 國籍: Canadian

(Notes 註 3 & 4)

Other Directorships 其他董事職務

A / C / N	

(To be completed by companies listed on Hong Kong Stock Exchange only 僅須由香港聯合交易所上市的公司填寫)

This Notification includes 1 Continuation Sheet A and 1 Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(LAU WAI MING RAYMOND) Date 日期： -7 SEP 2004

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*



表格 D2

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet A 續頁 A)

Company Number 公司編號: F6726

Details of Resignation／Cessation (Section 3A of main form) 辭職／停職詳情（表格第 3A 項）

(Note 註 2) 1 **Resignation or cessation** 辭職或停職

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Fung	Che Kwong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E299177(6)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
21	08	2001	

Date 日期

2 **Resignation or cessation** 辭職或停職

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代

Date 日期

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*



Form 表格 D2

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號: F6726

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment ／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期		
APPOINTMENT OF DIRECTOR	21	08	2001
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
Rosenberg	Matthew Brian

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: 796 Ware Street, Mansfield, MA 02048, USA

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
101469843	USA

Nationality 國籍: American

(Notes 註 3 & 4)

Other Directorships 其他董事職務

A / C / N

(To be completed by companies listed on Hong Kong Stock Exchange only
僅須由香港聯合交易所上市的公司填寫)

China Daily Wednesday, 8th September 2004

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

(Stock Code: 524)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

INTERIM RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2004, together with comparative figures for the corresponding period in 2003. The results are unaudited but have been reviewed by the Company's Audit Committee and the Company's auditors.

Condensed Consolidated Income Statement

	Note	Six months ended 30 June 2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Turnover	2	**201,456**	201,173
Cost of sales		**(126,754)**	(116,306)
Gross profit		**74,702**	84,867
Other revenue	3	**474**	248
		75,176	85,115
Distribution costs		**(20,235)**	(20,048)
Business promotion and marketing expenses		**(3,434)**	(3,025)
Operating and administrative expenses		**(43,707)**	(48,106)
Depreciation and amortisation		**(25,508)**	(22,538)
Loss from operations	4	**(17,708)**	(8,602)
Finance costs		**(22)**	(111)
Gain on disposal of discontinued operation		**—**	382
Loss from ordinary activities before taxation		**(17,730)**	(8,331)
Taxation	5	**—**	—
Loss from ordinary activities after taxation		**(17,730)**	(8,331)
Minority interests		**30**	—
Net loss attributable to shareholders		**(17,700)**	(8,331)
		HK$	*HK$*
Loss per share	6		
Basic		**(0.04)**	(0.02)
Diluted		**N/A**	N/A
		HK$'000	*HK$'000*
EBITDA	7	**7,800**	14,318

Notes:

1. **Basis of preparation and accounting policies**

   The condensed consolidated financial statements are unaudited and have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the applicable disclosure requirements under Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Turnover and segmental information**

   The analysis of the Group's turnover and results by business segments and geographical segments during the period is as follows:

BUSINESS REVIEW AND OUTLOOK

During the period under review, the Group focused on its telecommunications business with its operations in the United States, Hong Kong and Singapore accounting for almost the Group's entire turnover. Revenue for this period derived from the ZONE telecommunications business increased by 1.6% from HK$198.0 million for the first six months of 2003 to HK$201.2 million for the period under review.

Total turnover of the Group was HK$201.5 million compared to HK$201.2 million for the same period in 2003. EBITDA for the Group was HK$7.8 million for the six months ended 30 June 2004 compared to HK$14.3 million for the prior period. Loss attributable to shareholders for the period was HK$17.7 million compared to HK$8.3 million for the previous corresponding period.

Turnover from ZONE operations in the United States ("ZONE US") increased by 4.2%, from HK$129.7 million for the prior period to HK$135.2 million. While ZONE US experienced growth in the corporate segment, the residential market segment continued to be affected by intense competition particularly from the major incumbent operators that are offering attractive bundled local and long distance services. ZONE US accounted for 67.1% of the total Group turnover for this period, compared to 64.5% for the previous corresponding period.

Turnover from ZONE Hong Kong and ZONE Singapore (collectively "ZONE Asia") for this period was HK$66.0 million compared to HK$68.3 million for the prior period. The operating environment remains very price sensitive, particularly in Hong Kong. Intense competition continues to trim operating margins and also increase in churn.

During this period, the Group pushed ahead with some of its strategic initiatives in pursuing expansion opportunities to complementary services. The Group is currently evaluating various technologies for deploying IP centric services and has also launched in Hong Kong an IP-based pilot program to assess the marketing, operational and cross-boundary issues of providing those services internationally. Discussions are also in progress with potential strategic partners.

Looking ahead for the next period, the Group's existing business is likely to face ongoing competitive pressures and the market conditions are anticipated to remain challenging. The IP-related initiatives are not scheduled to be introduced until the end of the year. A modest revenue growth is expected from its existing business. The Group will continue to focus on enhancing financial and operational efficiencies.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial results

The Group's turnover for the period under review increased by HK$0.3 million to HK$201.5 million compared to HK$201.2 million for the corresponding period in 2003.

The gross profit for this period was HK$74.7 million compared to HK$84.9 million for the corresponding period in the previous year.

The gross profit for the period ended 30 June 2003 took into account an amount of HK$8.2 million which was the provision for rebate of Universal Services Contributions ("USC") from PCCW — HKT Telephone Limited. The amount was offset against the cost of sales of the Group in 2003.

The gross profit for the period as a percentage of total turnover was 37.1% compared to 42.2% (or 38.1% if excluding the provision for rebate of USC) for the period ended 30 June 2003.

The Group's EBITDA for the period under review was HK$7.8 million compared to HK$14.3 million for the prior period.

	munication services (Unaudited) HK$'000	Others (Unaudited) HK$'000	Consolidated (Unaudited) HK$'000	munication services (Unaudited) HK$'000	Others (Unaudited) HK$'000	Consolidated (Unaudited) HK$'000
Turnover						
External sales	201,240	216	201,456	198,006	3,167	201,173
Result						
Loss from operations	(10,161)	(138)	(10,299)	(1,112)	(1,004)	(2,116)
Finance costs			(22)			(111)
Other operating income and expenses			(7,409)			(6,486)
Gain on disposal of discontinued operation			—			382
Loss from ordinary activities			(17,730)			(8,331)
Minority interests			30			—
Net loss attributable to shareholders			(17,700)			(8,331)

(b) *by geographical segments:*

	Six months ended 30 June					
	2004			2003		
	North America (Unaudited) HK$'000	Asia Pacific (Unaudited) HK$'000	Consolidated (Unaudited) HK$'000	North America (Unaudited) HK$'000	Asia Pacific (Unaudited) HK$'000	Consolidated (Unaudited) HK$'000
Turnover						
External sales	135,183	66,273	201,456	129,716	71,457	201,173
Result						
(Loss) / Profit from operations	(5,383)	(4,916)	(10,299)	(3,757)	1,641	(2,116)
Finance costs			(22)			(111)
Other operating income and expenses			(7,409)			(6,486)
Gain on disposal of discontinued operation			—			382
Loss from ordinary activities			(17,730)			(8,331)
Minority interests			30			—
Net loss attributable to shareholders			(17,700)			(8,331)

3. **Other revenue**

	Six months ended 30 June	
	2004 (Unaudited) *HK$'000*	2003 (Unaudited) *HK$'000*
Interest income	**134**	34
Others	**340**	214
	474	248

4. **Loss from operations**

This was arrived at after crediting:

	Six months ended 30 June	
	2004 (Unaudited) *HK$'000*	2003 (Unaudited) *HK$'000*
Gain on disposal of other investments	**—**	12

5. **Taxation**

Hong Kong Profits Tax and overseas taxation have not been provided as the Group has no assessable profit for the period (30 June 2003: Nil).

6. **Loss per share**

The calculation of basic loss per share for the six months ended 30 June 2004 is based on the consolidated loss attributable to shareholders of HK$17,700,000 (30 June 2003: HK$8,331,000) and on the weighted average number of 470,894,200 (30 June 2003: 470,894,200) shares in issue during the period.

The fully diluted loss per share for the six months ended 30 June 2003 and 2004 are not shown because the potential shares would decrease the loss per share and would be regarded as anti-dilutive.

7. **EBITDA**

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

8. **Comparative figures**

Certain comparative figures have been reclassified to conform to the current period's presentation.

INTERIM DIVIDEND

The Board did not recommend payment of any interim dividend for the six months ended 30 June 2004 (30 June 2003: Nil).

The operating loss for the period was HK$17.7 million compared to HK$8.6 million for the previous corresponding period.

Consolidated net loss attributable to shareholders was HK$17.7 million compared to HK$8.3 million for the previous corresponding period.

Financial resources, liquidity and gearing ratio

The Group relied on its internal resources to fund its operations during the period.

Bank balances and cash (excluding pledged deposits) were HK$34.3 million as at 30 June 2004 (31 December 2003: HK$30.9 million). The Group had pledged deposits amounting to HK$3.2 million as at 30 June 2004 (31 December 2003: HK$3.3 million). The Group had no bank borrowings during the period under review.

As at 30 June 2004, the Group's liabilities under equipment lease financing amounted to HK$0.5 million (31 December 2003: HK$0.6 million).

As at 30 June 2004, the net assets of the Group amounted to HK$158.9 million (31 December 2003: HK$176.6 million). The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 0.3% (31 December 2003: 0.3%).

Foreign exchange risks

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars or United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged.

Contingent liabilities

As at 30 June 2004, there were no material contingent liabilities.

Save as aforesaid, the directors are not aware of any other material changes from information disclosed in the 2003 annual report.

Employee remuneration policy

As at 30 June 2004, the Group had 187 employees (31 December 2003: 186 employees) in Hong Kong and overseas.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employee and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payment, the Group also offers to its employees other fringe benefits including provident fund and medical benefits. Furthermore, pursuant to the share option schemes adopted by the Company, share options may be granted to eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated therein.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not, throughout the six months ended 30 June 2004, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), save that the non-executive directors of the Company are not appointed for a fixed term, but are subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Company's Bye-laws.

AUDIT COMMITTEE

The Audit Committee has reviewed with the management and the auditors of the Company the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated financial results for the six months ended 30 June 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The 2004 interim report of the Company containing all information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 to the Listing Rules will be published on both the Stock Exchange's website and the Company's website in due course.

APPRECIATION

The Board would like to thank the customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 7 September 2004

As at the date of this announcement, the board of directors of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks; and Independent Non-executive Directors Mr. Shane Frederick Weir and Mr. Matthew Brian Rosenberg.

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

www.e-kong.com

(股份代號：524)

截至二零零四年六月三十日止六個月 中期業績

中期業績

e-Kong Group Limited(「本公司」)之董事會(「董事會」)欣然宣佈本公司及其附屬公司(統稱為「本集團」)截至二零零四年六月三十日止六個月之未經審核中期業績，連同二零零三年同期之比較數字。此業績未經審核，惟已由本公司之審核委員會及本公司之核數師審閱。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
營業額	2	**201,456**	201,173
銷售成本		**(126,754)**	(116,306)
毛利		**74,702**	84,867
其他收入	3	**474**	248
		75,176	85,115
分銷成本		**(20,235)**	(20,048)
業務宣傳及市場推廣開支		**(3,434)**	(3,025)
營運及行政開支		**(43,707)**	(48,106)
折舊及攤銷		**(25,508)**	(22,538)
經營虧損	4	**(17,708)**	(8,602)
融資成本		**(22)**	(111)
出售已終止業務之收益		**—**	382
除稅前經常業務虧損		**(17,730)**	(8,331)
稅項	5	**—**	—
除稅後經常業務虧損		**(17,730)**	(8,331)
少數股東權益		**30**	—
股東應佔虧損淨額		**(17,700)**	(8,331)
		港元	港元
每股虧損	6		
基本		**(0.04)**	(0.02)
攤薄		**不適用**	不適用
		千港元	千港元
EBITDA	7	**7,800**	14,318

附註：

1. **編制基準及會計政策**

簡明綜合財務報表未經審核，乃根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」及香港聯合交易所有限公司(「聯交所」)證券上市規則附錄16所載的適用披露之規定而編制。

2. **營業額及分部資料**

本集團於期內按業務分部及地區分部劃分之營業額及業績分析如下：

業務回顧及展望

於回顧期內，本集團專注其美國、香港及新加坡之電訊業務，而本集團幾乎全部營業額來自該等業務。期內，ZONE電訊業務之收入由二零零三年首六個月之198,000,000港元增加1.6%至回顧期間之201,200,000港元。

本集團之總營業額為201,500,000港元，而二零零三年同期則為201,200,000港元。本集團截至二零零四年六月三十日止六個月之EBITDA為7,800,000港元，而去年同期則為14,300,000港元。期內之股東應佔虧損為17,700,000港元，而去年同期則為8,300,000港元。

ZONE於美國之業務(「ZONE美國」)之營業額由去年同期之129,700,000港元增加4.2%至135,200,000港元。儘管ZONE美國之企業客戶業務有所增長，惟住宅市場仍然受到激烈競爭所影響，尤其是來自現有大型電訊公司提供之本地及長途電訊綜合服務極具吸引力。ZONE美國佔本集團期內之總營業額67.1%，而去年同期則佔64.5%。

期內，ZONE香港及ZONE新加坡(統稱為「ZONE亞洲」)之營業額為66,000,000港元，而去年同期則為68,300,000港元。營商環境仍然深受定價左右，其中尤以香港為甚。競爭激烈繼續使經營利潤收窄，並使客戶流失率增加。

於本期間，本集團實行若干策略，爭取配套服務之商機。本集團現正評估多項IP類服務技術，並已在香港推出以IP為基礎之服務試行計劃，以探討在國際市場提供上述服務之市場推廣、營運及跨境問題。本集團亦正與有潛力的策略夥伴進行磋商。

展望下一個期間，本集團現有業務將會持續面對競爭壓力，預期市況仍然充滿挑戰。預期IP相關計劃不會於年終前推出市場。現有業務收入將略有增長。本集團會繼續提升財務及營運效率。

管理層討論及分析

財務業績

本集團於回顧期內之營業額增加300,000港元至201,500,000港元，而二零零三年同期則為201,200,000港元。

本期間之毛利為74,700,000港元，而去年同期則為84,900,000港元。

截至二零零三年六月三十日止期間之毛利已計入香港電話有限公司全面服務補貼費(「全面服務補貼費」)之回扣撥備8,200,000港元。該款項已用作抵銷本集團於二零零三年之銷售成本。

期內，毛利佔總營業額之百分比為37.1%，而截至二零零三年六月三十日止期間則為42.2%(若扣除全面服務補貼費之回扣撥備，則為38.1%)。

本集團於回顧期內之EBITDA為7,800,000港元，而去年同期則為14,300,000港元。

期內之經營虧損為17,700,000港元，而去年同期則為8,600,000港元。

股東應佔綜合虧損淨額為17,700,000港元，而去年同期則為8,300,000港元。

	千港元	千港元	千港元	千港元	千港元	千港元
營業額						
對外銷售	201,240	216	201,456	198,006	3,167	201,173
業績						
經營虧損	(10,161)	(138)	(10,299)	(1,112)	(1,004)	(2,116)
融資成本			(22)			(111)
其他經營收入及開支			(7,409)			(6,486)
出售已終止業務之收益			–			382
經常業務虧損			(17,730)			(8,331)
少數股東權益			30			–
股東應佔虧損淨額			(17,700)			(8,331)

(b) *按地區分部劃分：*

	截至六月三十日止六個月					
	二零零四年			二零零三年		
	北美洲 (未經審核) 千港元	亞太區 (未經審核) 千港元	綜合 (未經審核) 千港元	北美洲 (未經審核) 千港元	亞太區 (未經審核) 千港元	綜合 (未經審核) 千港元
營業額						
對外銷售	135,183	66,273	201,456	129,716	71,457	201,173
業績						
經營（虧損）／溢利	(5,383)	(4,916)	(10,299)	(3,757)	1,641	(2,116)
融資成本			(22)			(111)
其他經營收入及開支			(7,409)			(6,486)
出售已終止業務之收益			–			382
經常業務虧損			(17,730)			(8,331)
少數股東權益			30			–
股東應佔虧損淨額			(17,700)			(8,331)

3. **其他收入**

	截至六月三十日止六個月	
	二零零四年 (未經審核) *千港元*	二零零三年 (未經審核) *千港元*
利息收入	**134**	34
其他	**340**	214
	474	248

4. **經營虧損**

經營虧損已計入：

	截至六月三十日止六個月	
	二零零四年 (未經審核) *千港元*	二零零三年 (未經審核) *千港元*
出售其他投資之收益	**–**	12

5. **稅項**

由於本集團於期內並無應課稅溢利，故此並無作出香港利得稅及海外稅項撥備（二零零三年六月三十日：無）。

6. **每股虧損**

截至二零零四年六月三十日止六個月之每股基本虧損，乃根據股東應佔綜合虧損17,700,000港元（二零零三年六月三十日：8,331,000港元）及期內已發行股份之加權平均數470,894,200股（二零零三年六月三十日：470,894,200股）計算。

由於潛在股份會減低每股虧損，所以被視為具反攤薄影響，因此並無呈列截至二零零三年及二零零四年六月三十日止六個月之每股全面攤薄虧損。

7. **EBITDA**

EBITDA指未扣除利息開支、稅項、折舊及攤銷之盈利。

8. **比較數字**

若干比較數字已重新分類，以符合本期間之呈報方式。

中期股息

董事會不建議就截至二零零四年六月三十日止六個月派發任何中期股息（二零零三年六月三十日：無）。

財務資源、流動資金及資產負債比率

本集團依賴內部資源，作為期內營運資金所需。

於二零零四年六月三十日之銀行存款及現金（不包括已抵押存款）為34,300,000港元（二零零三年十二月三十一日：30,900,000港元）。本集團於二零零四年六月三十日之已抵押存款為3,200,000港元（二零零三年十二月三十一日：3,300,000港元）。本集團於回顧期內並無銀行借貸。

於二零零四年六月三十日，本集團之設備租賃融資負債為500,000港元（二零零三年十二月三十一日：600,000港元）。

於二零零四年六月三十日，本集團之資產淨值為158,900,000港元（二零零三年十二月三十一日：176,600,000港元）。按總借貸佔資產淨值之百分比計算之本集團負債資產比率為0.3%（二零零三年十二月三十一日：0.3%）。

外匯風險

由於本集團之資產、負債及收支主要以港元或美元計算，故此本集團認為，只要港元與美元匯率繼續掛鈎，則並無重大外匯波動風險。

或然負債

於二零零四年六月三十日，本集團並無重大或然負債。

除上述者外，就董事所知，二零零三年年報內所披露之資料並無任何重大變動。

僱員薪酬政策

於二零零四年六月三十日，本集團於香港及海外有187名僱員（二零零三年十二月三十一日：186名）。

本集團之薪酬政策，按個別員工之表現及經驗制訂，與本集團所經營市場之慣例相符。本集團設有獎勵花紅計劃，以推動及獎勵各級員工努力工作，實現本集團目標。除薪金及花紅外，本集團亦為員工提供其他福利，包括公積金及醫療津貼。此外，根據本公司採納之購股權計劃，本公司可按照相關條款及條件向本集團合資格僱員授出可認購本公司股份之購股權。

最佳應用守則

就董事所知，概無任何資料足以合理地顯示本公司於截至二零零四年六月三十日止六個月整段期間未有或未曾遵守聯交所證券上市規則（「上市規則」）附錄14所載之最佳應用守則，惟本公司之非執行董事並無特定任期，而須根據本公司之公司細則在本公司股東週年大會上輪值告退及膺選連任。

審核委員會

審核委員會已與本公司管理層及核數師審閱本集團所採納之會計準則及慣例，並就審核、內部監控及財務申報事宜（包括審閱截至二零零四年六月三十日止六個月之未經審核綜合財務業績）進行討論。

買賣或贖回本公司之上市證券

期內，本公司或各附屬公司概無買賣或贖回本公司任何上市證券。

公佈其他資料

載有上市規則附錄16第46(1)至46(6)段（包括該兩段在內）規定之所有資料之本公司二零零四年中期報告，稍後將在聯交所及本公司之網頁刊登。

致謝

董事會謹此對客戶、股東、業務夥伴及專業顧問之支持，以及全體員工為本集團作出之貢獻及努力致以衷心感謝。

承董事會命
主席
Richard John Siemens

香港，二零零四年九月七日

於本公佈日期，本公司董事會成員包括執行董事Richard John Siemens先生、Kuldeep Saran先生與林祥貴先生、非執行董事William Bruce Hicks先生及獨立非執行董事韋雅成先生與Matthew Brian Rosenberg先生。

e-KONG

3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

15 September 2004

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Mandy Lam

Dear Sirs

e-Kong Group Limited (the "Company")
- Written Confirmation of Independence by Independent Non-executive Directors

We refer to Rules 3.13 and 3.15 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and the recent telephone conversations between your Ms. Lam and the undersigned in respect of the captioned matter.

On behalf of Mr. Shane Frederick Weir and Mr. Matthew Brian Rosenberg, both independent non-executive directors of the Company, we deliver to you herewith written confirmations of independence duly signed by each of Mr. Weir and Mr. Rosenberg for your attention and records. Kindly acknowledge receipt by signing and returning to us a duplicate of this letter.

Should you have any question, please call the undersigned on 3101 3042.

Thank you for your kind attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Lau Wai Ming Raymond
Company Secretary
Encl.

E:\Secretarial\Correspondence\Letter to SEHK\Letter to SEHK re written confirmation of independence_14092004.doc

WRITTEN CONFIRMATION OF INDEPENDENCE

Date : 14 September 2004

To : The Stock Exchange of Hong Kong Limited (the "**Exchange**")
12/F One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

I, Matthew Brian Rosenberg of 140 Cedar Road, Kings Park, NY 11754, United States of America, being an independent non-executive director of e-Kong Group Limited (the "**listed issuer**"), a company incorporated in Bermuda and whose shares are listed on the Exchange, hereby submit to the Exchange this Letter in respect of my independence.

I hereby confirm that as at the date of this Letter,

(1) I do not hold any shares ("**shares**") in the issued share capital of the listed issuer or share options, convertible securities and other rights (whether contractual or otherwise) that may call for the issue of shares;

(2) I have not received an interest in any securities of the listed issuer as a gift, or by means of other financial assistance, from a connected person or the listed issuer itself;

(3) I am not a director, partner or principal of a professional adviser which currently provides or has within one year immediately prior to the date of this Letter provided services, or am not an employee of such professional adviser who is or has been involved in providing such services during the same period, to:

   (a) the listed issuer, its holding company or any of their respective subsidiaries or connected persons; or

   (b) any person who was a controlling shareholder or, where there was no controlling shareholder, any person who was the chief executive or a director (other than an independent non-executive director), of the listed issuer within one year immediately prior to the date of this Letter, or any of their associates;

(4) I do not have any material interest in any principal business activity of or am not involved in any material business dealings with the listed issuer, its holding company or their respective subsidiaries or with any connected persons of the listed issuer;



(5) I am not on the board specifically to protect the interests of an entity whose interests are not the same as those of the shareholders as a whole;

(6) I am not or was not connected with a director, the chief executive or a substantial shareholder of the listed issuer within two years immediately prior to the date of this Letter. For the purpose of this paragraph and without prejudice to the generality of the foregoing, any person cohabiting as a spouse with, and any child, step-child, parent, step-parent, brother, sister, step-brother and step-sister of, a director, the chief executive or a substantial shareholder of the listed issuer is considered to be connected with that director, chief executive or substantial shareholder. A father-in-law, mother-in-law, son-in-law, daughter-in-law, grandparent, grandchild, uncle, aunt, cousin, brother-in-law, sister-in-law, nephew and niece of a director, the chief executive or a substantial shareholder of the listed issuer may in some circumstances also be considered to be so connected. In such cases, I undertake that all relevant information with be provided to the listed issuer and the Exchange to enable the Exchange to make a determination;

(7) I am not, or have not at any time during the two years immediately prior to this Letter been, an executive or director (other than an independent non-executive director) of the listed issuer, of its holding company or of any of their respective subsidiaries or of any connected persons of the listed issuer. For the purpose of this paragraph, an "executive" includes any person who has any management function in the company and any person who acts as a company secretary of the company;

(8) I am not financially dependent on the listed issuer, its holding company or any of their respective subsidiaries or connected persons of the listed issuer;

(9) There are no other factors that may affect my independence.

I further undertake that I shall inform the Exchange as soon as practicable if there is any subsequent change of circumstances which may affect my independence.

Yours faithfully



Matthew Brian Rosenberg

WRITTEN CONFIRMATION OF INDEPENDENCE

Date : 14 September 2004

To : The Stock Exchange of Hong Kong Limited (the "**Exchange**")
12/F One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

I, Shane Frederick Weir of 21/F., Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong, being an independent non-executive director of e-Kong Group Limited (the "**listed issuer**"), a company incorporated in Bermuda and whose shares are listed on the Exchange, hereby submit to the Exchange this Letter in respect of my independence.

I hereby confirm that as at the date of this Letter,

(1) the total number of shares held legally or beneficially by me, together with the total number of shares which may be issued to me or my nominee upon the exercise of any outstanding share options, convertible securities and other rights (whether contractual or otherwise) to call for the issue of shares, represents approximately **0.00002%** and does not exceed 1% of the total issued share capital of the listed issuer;

(2) I have not received an interest in any securities of the listed issuer as a gift, or by means of other financial assistance, from a connected person or the listed issuer itself;

(3) I am not a director, partner or principal of a professional adviser which currently provides or has within one year immediately prior to the date of this Letter provided services, or am not an employee of such professional adviser who is or has been involved in providing such services during the same period, to:

(a) the listed issuer, its holding company or any of their respective subsidiaries or connected persons; or

(b) any person who was a controlling shareholder or, where there was no controlling shareholder, any person who was the chief executive or a director (other than an independent non-executive director), of the listed issuer within one year immediately prior to the date of this Letter, or any of their associates;

(4) I do not have a material interest in any principal business activity of or am not involved in any material business dealings with the listed issuer, its holding

company or their respective subsidiaries or with any connected persons of the listed issuer;

(5) I am not on the board specifically to protect the interests of an entity whose interests are not the same as those of the shareholders as a whole;

(6) I am not or was not connected with a director, the chief executive or a substantial shareholder of the listed issuer within two years immediately prior to the date of this Letter. For the purpose of this paragraph and without prejudice to the generality of the foregoing, any person cohabiting as a spouse with, and any child, step-child, parent, step-parent, brother, sister, step-brother and step-sister of, a director, the chief executive or a substantial shareholder of the listed issuer is considered to be connected with that director, chief executive or substantial shareholder. A father-in-law, mother-in-law, son-in-law, daughter-in-law, grandparent, grandchild, uncle, aunt, cousin, brother-in-law, sister-in-law, nephew and niece of a director, the chief executive or a substantial shareholder of the listed issuer may in some circumstances also be considered to be so connected. In such cases, I undertake that all relevant information with be provided to the listed issuer and the Exchange to enable the Exchange to make a determination;

(7) I am not, or have not at any time during the two years immediately prior to this Letter been, an executive or director (other than an independent non-executive director) of the listed issuer, of its holding company or of any of their respective subsidiaries or of any connected persons of the listed issuer. For the purpose of this paragraph, an "executive" includes any person who has any management function in the company and any person who acts as a company secretary of the company;

(8) I am not financially dependent on the listed issuer, its holding company or any of their respective subsidiaries or connected persons of the listed issuer;

(9) There are no other factors that may affect my independence.

I further undertake that I shall inform the Exchange as soon as practicable if there is any subsequent change of circumstances which may affect my independence.

Yours faithfully



Shane Frederick Weir

e-KONG Group Limited

Interim Report 2004

Looking ahead


e-K港NG

Condensed Consolidated Income Statement

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2004, together with comparative figures for the corresponding period in 2003. The results are unaudited but have been reviewed by the Company's Audit Committee and the Company's auditors.

		Six months ended 30 June	
		2004	2003
		(Unaudited)	(Unaudited)
	Note	***HK$'000***	*HK$'000*
Turnover	2	**201,456**	201,173
Cost of sales		**(126,754)**	(116,306)
Gross profit		**74,702**	84,867
Other revenue	3	**474**	248
		75,176	85,115
Distribution costs		**(20,235)**	(20,048)
Business promotion and marketing expenses		**(3,434)**	(3,025)
Operating and administrative expenses		**(43,707)**	(48,106)
Depreciation and amortisation		**(25,508)**	(22,538)
Loss from operations	4	**(17,708)**	(8,602)
Finance costs		**(22)**	(111)
Gain on disposal of discontinued operation		**–**	382
Loss from ordinary activities before taxation		**(17,730)**	(8,331)
Taxation	5	**–**	–
Loss from ordinary activities after taxation		**(17,730)**	(8,331)
Minority interests		**30**	–
Net loss attributable to shareholders		**(17,700)**	(8,331)
		HK$	*HK$*
Loss per share	6		
Basic		**(0.04)**	(0.02)
Diluted		**N/A**	N/A
		HK$'000	*HK$'000*
EBITDA	7	**7,800**	14,318

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2004

	Share capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Contributed surplus (Unaudited) *HK$'000*	Accumulated losses (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*
As at 1 January 2003	4,709	23,461	6	607,462	(439,268)	196,370
Net loss attributable to shareholders	–	–	–	–	(19,756)	(19,756)
As at 31 December 2003	4,709	23,461	6	607,462	(459,024)	176,614
Net loss attributable to shareholders	–	–	–	–	(17,700)	(17,700)
As at 30 June 2004	**4,709**	**23,461**	**6**	**607,462**	**(476,724)**	**158,914**

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the applicable disclosure requirements under Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. TURNOVER AND SEGMENTAL INFORMATION

The analysis of the Group's turnover and results by business segments and geographical segments during the period is as follows:

(a) by business segments:

	Six months ended 30 June					
	2004			2003		
	Telecommunication services (Unaudited) *HK$'000*	**Others (Unaudited)** *HK$'000*	**Consolidated (Unaudited)** *HK$'000*	Telecommunication services (Unaudited) *HK$'000*	Others (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	**201,240**	**216**	**201,456**	198,006	3,167	201,173
Result						
Loss from operations	**(10,161)**	**(138)**	**(10,299)**	(1,112)	(1,004)	(2,116)
Finance costs			**(22)**			(111)
Other operating income and expenses			**(7,409)**			(6,486)
Gain on disposal of discontinued operation			**–**			382
Loss from ordinary activities			**(17,730)**			(8,331)
Minority interests			**30**			–
Net loss attributable to shareholders			**(17,700)**			(8,331)

5. TAXATION

Hong Kong Profits Tax and overseas taxation have not been provided as the Group has no assessable profit for the period (30 June 2003: Nil).

6. LOSS PER SHARE

The calculation of basic loss per share for the six months ended 30 June 2004 is based on the consolidated loss attributable to shareholders of HK$17,700,000 (30 June 2003: HK$8,331,000) and on the weighted average number of 470,894,200 (30 June 2003: 470,894,200) shares in issue during the period.

The fully diluted loss per share for the six months ended 30 June 2003 and 2004 are not shown because the potential shares would decrease the loss per share and would be regarded as anti-dilutive.

7. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

8. ACQUISITIONS AND DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT

During the period, the Group acquired property, plant and equipment for an amount of approximately HK$2.3 million (31 December 2003: HK$6.0 million) and the disposal was approximately HK$0.1 million (31 December 2003: HK$45.2 million).

9. TRADE AND OTHER RECEIVABLES

	As at 30 June 2004 (Unaudited) *HK$'000*	As at 31 December 2003 (Audited) *HK$'000*
Trade receivables	**44,115**	39,840
Other receivables		
Deposits, prepayments and other debtors	**7,743**	7,649
	51,858	47,489

The Group's credit terms on credit sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis.

	As at 30 June 2004 (Unaudited) *HK$'000*	As at 31 December 2003 (Audited) *HK$'000*
Current	**41,588**	39,040
1 to 3 months	**2,409**	775
More than 3 months but less than 12 months	**118**	25
	44,115	39,840

Moores Rowland Mazars

摩斯倫・馬賽會計師事務所

To the Audit Committee of

e-Kong Group Limited
(incorporated in Bermuda with limited liability)

We have been instructed by the Audit Committee of the Company to review the interim financial report set out on pages 1 to 8.

Respective responsibilities of Directors, Audit Committee and Auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof.

The interim financial report is the responsibility of, and has been approved by, the directors.

The Listing Rules require the Audit Committee to review the interim financial report.

It is our responsibility to report our conclusion, based on our review, on the interim financial report to the Audit Committee for the purpose of assisting the Audit Committee to discharge its responsibility under the Listing Rules in relation to the interim financial report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the Company's management and applying analytical procedures to the interim financial report based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2004.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong, 7 September 2004



A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

A member firm of Mazars


MAZARS

Results

The Group's turnover for the period under review increased by HK$0.3 million to HK$201.5 million compared to HK$201.2 million for the corresponding period in 2003.

The gross profit for this period was HK$74.7 million compared to HK$84.9 million for the corresponding period in the previous year.

The gross profit for the period ended 30 June 2003 took into account an amount of HK$8.2 million which was the provision for rebate of Universal Services Contributions ("USC") from PCCW — HKT Telephone Limited. The amount was offset against the cost of sales of the Group in 2003.

The gross profit for the period as a percentage of total turnover was 37.1% compared to 42.2% (or 38.1% if excluding the provision for rebate of USC) for the period ended 30 June 2003.

The Group's EBITDA for the period under review was HK$7.8 million compared to HK$14.3 million for the prior period.

The operating loss for the period was HK$17.7 million compared to HK$8.6 million for the previous corresponding period.

Consolidated net loss attributable to shareholders was HK$17.7 million compared to HK$8.3 million for the previous corresponding period.

Interim dividend

The Board did not recommend payment of any interim dividend for the six months ended 30 June 2004 (30 June 2003: Nil).

Liquidity and financing

The Group relied on its internal resources to fund its operations during the period.

Bank balances and cash (excluding pledged deposits) were HK$34.3 million as at 30 June 2004 (31 December 2003: HK$30.9 million). The Group had pledged deposits amounting to HK$3.2 million as at 30 June 2004 (31 December 2003: HK$3.3 million). The Group had no bank borrowings during the period under review.

As at 30 June 2004, the Group's liabilities under equipment lease financing amounted to HK$0.5 million (31 December 2003: HK$0.6 million).

As at 30 June 2004, the net assets of the Group amounted to HK$158.9 million (31 December 2003: HK$176.6 million). The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 0.3% (31 December 2003: 0.3%).

Foreign exchange exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars or United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged.

Contingent liabilities

As at 30 June 2004, there were no material contingent liabilities.

Save as aforesaid, the directors are not aware of any other material changes from information disclosed in the 2003 annual report.

Name of shareholder	Number of shares held	Percentage of interest
Goldstone Trading Limited	98,231,627*	20.9%
Great Wall Holdings Limited	67,962,428*	14.4%
Future (Holdings) Limited	67,632,428*	14.4%

* The interests herein disclosed represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited), Mr. William Bruce Hicks and Mr. Kuldeep Saran as disclosed in the notes to the description under the heading of "Directors' interests in securities" above.

All interests disclosed above represent long position in the shares of the Company.

Save as disclosed above, the Company has not been notified of any other persons (other than the directors or chief executive of the Company) who had any interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO as at 30 June 2004.

Share options schemes

The Company

Pursuant to the employee share option scheme of the Company (the "Old Share Option Scheme") adopted in a special general meeting held on 25 October 1999, the directors of the Company might, at their discretion, invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. The Old Share Option Scheme was subsequently terminated by the Company in a special general meeting held on 28 June 2002 but the share options granted but not yet exercised thereunder would remain effective and are bound by terms therein.

On 28 June 2002, the Company adopted a new share option scheme (the "New Share Option Scheme") to comply with the modified requirements of Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"). Under the New Share Option Scheme, the directors of the Company might at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have ever been granted by the Company under the New Share Option Scheme since adoption.

Subsidiaries of the Company

On 28 June 2002, the Company adopted a set of rules and procedures for share option schemes for its subsidiaries (the "Scheme Rules and Procedures") to comply with the modified requirements of Chapter 17 of the Listing Rules. Pursuant to the Scheme Rules and Procedures, the subsidiaries might adopt their respective share options schemes in terms and conditions of the Scheme Rules and Procedures, under which the board of directors of each of the relevant subsidiaries might at its discretion grant their respective share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have ever adopted any share option schemes pursuant to the terms and conditions of the Scheme Rules and Procedures since adoption.

During the period, no share options were held by the directors, chief executive or substantial shareholders of the Company, or suppliers of goods or services or other participants other than eligible employees under the Old Share Option Scheme.

ZONE1511 Communications Made Simple

Special Offers for e-KONG Shareholders Only

1. **Sign up ZONE1511 IDD Service** and enjoy up to **HK$500 Rebate***
for the following hot destinations :

China, Taiwan, U.S.A., Canada, U.K., Australia, Japan, South Korea, Singapore, Malaysia

* *50% of your first month's IDD usage will be evenly rebated to you in the subsequent 2 bills. The rebate amount will be reflected and credited back evenly against the IDD charges in your 2nd and 3rd bill respectively. The maximum total amount of rebate is HK$500. Any unused rebate balance on each bill will be forfeited.*

2. **Free 100 IDD minutes#** for subscription of any Value-added Services below:

ZONE-3 IDD Roaming – Receiving calls on trips	Monthly Fee : @HK$18 only
ZONE Remote Saver Calling Service – Calling home or other countries on trips	Monthly Fee : @HK$18 only
ZONE-F2E Fax-to-Email – Get fax document via email	Monthly Fee : @HK$18 (100 pages) @HK$38 (unlimited) **FREE 6 months of** Extra email box + 7-day incoming fax storage

\# *Free 100 IDD minutes are applicable for calls from Hong Kong to Mainland China, U.S.A., and Canada. Free minutes are valid in the first month of sign up and unused minutes will be forfeited.*

Promotion valid until October 31, 2004 **Enquiry : 8202 1511**

Terms & conditions:

1. *This offer is only for newly registered Individual Customers.*
2. *The Customer must fully settle the first bill in order to get the rebate.*
3. *The Customer will use EXPRESS03 as default IDD rate plan.*
4. *All services are provided subject to ZONE Limited's Terms and Conditions of Use.*
5. *ZONE Limited reserves the right to change the offer details, terms & conditions of this offer from time to time without prior notice. In case of disputes, ZONE Limited's decision is final.*

Special Offers for e-KONG Shareholders REPLY SLIP

Please complete the followings and fax it to 8227 1511 or post to PO Box No. 23272, Wanchai Post Office, Hong Kong. Our customer service officer will contact you shortly.

Name : ____________________ Contact No. ____________________

Service to be subscribed for: ☐ IDD ☐ ZONE-3 ☐ ZONE Remote Saver ☐ ZONE-F2E

於二零零四年六月三十日，本公司根據舊購股權計劃向合資格僱員授出但尚未行使之購股權詳情如下：

授出日期	行使期間	行使價 港元	購股權數目 於二零零四年一月一日	期內失效	於二零零四年六月三十日
一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	1.40	1,065,000	(1,050,000)	15,000
一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	1.60	7,500	–	7,500
一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	2.00	370,000	–	370,000
二零零零年一月三日	二零零一年一月三日至二零零九年十月二十四日	2.30	300,000	(300,000)	–
二零零零年一月二十四日	二零零零年二月二十一日至二零零九年十月二十四日	2.30	450,000	(450,000)	–
二零零零年一月二十五日	二零零零年三月一日至二零零九年十月二十四日	2.30	150,000	(150,000)	–
二零零零年三月三日	二零零零年四月三日至二零零九年十月二十四日	7.60	1,140,000	(1,140,000)	–
二零零零年三月三日	二零零一年三月三日至二零零九年十月二十四日	7.60	15,000	–	15,000
二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	3.30	476,500	(325,000)	151,500
二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	2.30	30,000	–	30,000
二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	1.20	30,000	–	30,000
合計			4,034,000	(3,415,000)	619,000

最佳應用守則

就本公司董事所知，概無任何資料足以合理地顯示本公司於截至二零零四年六月三十日止六個月整段期間未有或未曾遵守上市規則附錄14所載之最佳應用守則，惟本公司之非執行董事並無特定任期，而須根據本公司之公司細則在本公司股東週年大會上輪值告退及膺選連任。

審核委員會

審核委員會已與本公司管理層及核數師審閱本集團所採納之會計準則及慣例，並就審核、內部監控及財務申報事宜(包括審閱截至二零零四年六月三十日止六個月之未經審核綜合財務業績)進行討論。

買賣或贖回本公司之上市證券

期內，本公司或各附屬公司概無買賣或贖回本公司任何上市證券。

僱員薪酬政策

於二零零四年六月三十日，本集團於香港及海外聘請了187名(二零零三年十二月三十一日：186名)僱員。

本集團之薪酬政策，按個別員工之表現及經驗制訂，與本集團所經營市場之慣例相符。本集團設有獎勵花紅計劃，以推動及獎勵各級員工努力工作，實現本集團目標。除薪金及花紅外，本集團亦為員工提供其他福利，包括公積金及醫療津貼。此外，根據本公司採納之購股權計劃，本公司可按照相關條款及條件向本集團合資格僱員授出可認購本公司股份之購股權。

致謝

董事會謹此對客戶、股東、業務夥伴及專業顧問之支持，以及全體員工為本集團作出之貢獻及努力致以衷心感謝。

承董事會命
公司秘書
劉偉明

二零零四年九月七日

董事之證券權益

於二零零四年六月三十日，本公司之董事、主要行政人員及彼等各自之聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券擁有須記錄於本公司根據證券及期貨條例第352條存置之登記冊或須根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及淡倉(如有)如下：

	所持每股面值0.01港元之股份數目			
董事姓名	**個人權益**	**公司權益**	**權益合計**	**佔已發行股本之百分比**
Richard John Siemens先生	–	100,631,627 *(附註1)*	100,631,627	21.4%
William Bruce Hicks先生	2,319,914	67,962,428 *(附註2)*	70,282,342	14.9%
Kuldeep Saran先生	341,200	67,632,428 *(附註3)*	67,973,628	14.4%
韋雅成先生	10,000	–	10,000	0.0%

附註：

1. 2,400,000股股份由Richard John Siemens先生控制之Siemens Enterprises Limited實益擁有。98,231,627股股份由Siemens先生控制之Goldstone Trading Limited實益擁有。
2. 67,962,428股股份由William Bruce Hicks先生控制之Great Wall Holdings Limited實益擁有。
3. 67,632,428股股份由Kuldeep Saran先生控制之Future (Holdings) Limited實益擁有。

上文披露之所有權益指本公司股份之好倉，而於二零零四年六月三十日概無董事持有任何相關股份。

除上文披露者外，於二零零四年六月三十日，本公司董事、主要行政人員或彼等各自之聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券概無擁有須記錄於本公司根據證券及期貨條例第352條存置之登記冊或須根據標準守則須知會本公司及聯交所之任何權益或淡倉。

董事收購股份或債券之安排

除下文「購股權計劃」一段所述本公司或其任何附屬公司已採納或可能採納之購股權計劃外，本公司或其任何附屬公司概無於期內訂立任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益；而本公司各董事、主要行政人員或彼等之配偶或未滿18歲之子女於期內亦無擁有、獲授或行使任何可認購本公司或其相聯法團(定義見證券及期貨條例第XV部)股份或債券之任何權益或權利。

主要股東

於二零零四年六月三十日，除本公司董事或主要行政人員外，下列人士擁有須記錄於本公司根據證券及期貨條例第336條存置之登記冊之本公司股份及相關股份之權益及淡倉(如有)：

於回顧期內，本集團專注其美國、香港及新加坡之電訊業務，而本集團幾乎全部營業額來自該等業務。期內，ZONE電訊業務之收入由二零零三年首六個月之198,000,000港元增加1.6%至回顧期間之201,200,000港元。

本集團之總營業額為201,500,000港元，而二零零三年同期則為201,200,000港元。本集團截至二零零四年六月三十日止六個月之EBITDA為7,800,000港元，而去年同期則為14,300,000港元。期內之股東應佔虧損為17,700,000港元，而去年同期則為8,300,000港元。

ZONE美國營業額
截至六月三十日止六個月
(百萬港元)


150.0
100.0
50.0
0
76.3
129.7
135.2
2002
2003
2004

ZONE於美國之業務(「ZONE美國」)之營業額由去年同期之129,700,000港元增加4.2%至135,200,000港元。儘管ZONE美國之企業客戶業務有所增長，惟住宅市場仍然受到激烈競爭所影響，尤其是來自現有大型電訊公司提供之本地及長途電訊綜合服務極具吸引力。ZONE美國佔本集團期內之總營業額67.1%，而去年同期則佔64.5%。

ZONE亞洲營業額
截至六月三十日止六個月
(百萬港元)


75.0
50.0
25.0
0
54.8
68.3
66.0
2002
2003
2004

期內，ZONE香港及ZONE新加坡(統稱為「ZONE亞洲」)之營業額為66,000,000港元，而去年同期則為68,300,000港元。營商環境仍然深受定價左右，其中尤以香港為甚。競爭激烈繼續使經營利潤收窄，並使客戶流失率增加。

營業額應佔百分比


ZONE 亞洲
32.8%
其他
0.1%
ZONE 美國
67.1%

於本期間，本集團實行若干策略，爭取配套服務之商機。本集團現正評估多項IP類服務技術，並已在香港推出以IP為基礎之服務試行計劃，以探討在國際市場提供上述服務之市場推廣、營運及跨境問題。本集團亦正與有潛力的策略夥伴進行磋商。

展望下一個期間，本集團現有業務將會持續面對競爭壓力，預期市況仍然充滿挑戰。預期IP相關計劃不會於年終前推出市場。現有業務收入將略有增長。本集團會繼續提升財務及營運效率。

10. 貿易及其他應付款項

	於二零零四年六月三十日（未經審核）千港元	於二零零三年十二月三十一日（經審核）千港元
應付貿易款項	**29,740**	24,218
其他應付款項		
應計費用及其他應付款項	**31,116**	34,383
	60,856	58,601

貿易及其他應付款項包括應付貿易款項，有關賬齡分析如下：

	於二零零四年六月三十日（未經審核）千港元	於二零零三年十二月三十一日（經審核）千港元
即期	**20,935**	18,832
1至3個月	**6,524**	3,167
超過3個月但少於12個月	**2,281**	2,219
	29,740	24,218

11. 比較數字

若干比較數字已重新分類，以符合本期間之呈報方式。

2. 營業額及分部資料 *(續)*

(b) 按地區分部劃分：

	截至六月三十日止六個月					
	二零零四年			二零零三年		
	北美洲 **(未經審核)** ***千港元***	**亞太區** **(未經審核)** ***千港元***	**綜合** **(未經審核)** ***千港元***	北美洲 (未經審核) *千港元*	亞太區 (未經審核) *千港元*	綜合 (未經審核) *千港元*
營業額						
對外銷售	**135,183**	**66,273**	**201,456**	129,716	71,457	201,173
業績						
經營(虧損)／溢利	**(5,383)**	**(4,916)**	**(10,299)**	(3,757)	1,641	(2,116)
融資成本			**(22)**			(111)
其他經營收入及開支			**(7,409)**			(6,486)
出售已終止業務之收益			**–**			382
經常業務虧損			**(17,730)**			(8,331)
少數股東權益			**30**			–
股東應佔虧損淨額			**(17,700)**			(8,331)

3. 其他收入

	截至六月三十日止六個月	
	二零零四年 **(未經審核)** ***千港元***	二零零三年 (未經審核) *千港元*
利息收入	**134**	34
其他	**340**	214
	474	248

4. 經營虧損

經營虧損已計入：

	截至六月三十日止六個月	
	二零零四年 **(未經審核)** ***千港元***	二零零三年 (未經審核) *千港元*
出售其他投資之收益	**–**	12

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零四年	二零零三年
	(未經審核)	(未經審核)
	千港元	*千港元*
經營業務所得現金淨額	**5,664**	2,084
投資業務所用現金淨額	**(2,269)**	(2,190)
融資業務所用現金淨額	**(112)**	(3,614)
現金及現金等值項目增加／(減少)淨額	**3,283**	(3,720)
於一月一日之現金及現金等值項目	**34,177**	38,886
於六月三十日之現金及現金等值項目	**37,460**	35,166
現金及現金等值項目之結餘分析		
已抵押存款	**3,153**	5,246
銀行結餘及現金	**34,307**	29,920
	37,460	35,166

簡明綜合資產負債表

	附註	於二零零四年 六月三十日 (未經審核) 千港元	於二零零三年 十二月三十一日 (經審核) 千港元
資產及負債			
非流動資產			
物業、機器及設備	8	**126,459**	149,698
證券投資		**3,452**	3,452
遞延税項資產		**1,000**	1,000
		130,911	154,150
流動資產			
貿易及其他應收款項	9	**51,858**	47,489
已抵押存款		**3,153**	3,305
銀行結餘及現金		**34,307**	30,872
		89,318	81,666
流動負債			
貿易及其他應付款項	10	**60,856**	58,601
財務租賃承擔之即期部份		**300**	289
		61,156	58,890
流動資產淨值		**28,162**	22,776
總資產減流動負債		**159,073**	176,926
長期負債			
財務租賃承擔		**159**	312
資產淨值		**158,914**	176,614
資本及儲備			
已發行股本		**4,709**	4,709
儲備		**154,205**	171,905
		158,914	176,614

公司資料

董事會
執行董事
Richard John Siemens先生 *(主席)*
Kuldeep Saran先生 *(副主席)*
林祥貴先生

非執行董事
William Bruce Hicks先生

獨立非執行董事
韋雅成先生
Matthew Brian Rosenberg先生

公司秘書
劉偉明先生

核數師
摩斯倫 • 馬賽會計師事務所
特許會計師
執業會計師

法律顧問
的近律師行
王培芬律師事務所
Conyers Dill & Pearman

主要往來銀行
香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
星展銀行有限公司
FirstService Bank (National Penn Bank之分支)

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要辦事處
香港
金鐘道89號
力寶中心第二座3805室
電話：+852 2296 9700
傳真：+852 3101 0194

股份代號
香港聯交所：	524
美國預託證券股票代號：	EKONY
CUSIP參考號碼：	26856N109

網址
www.e-kong.com

股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處
秘書商業服務有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

美國預託證券存管處
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor
New York, NY 10286
USA

目錄